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For Immediate Release

Sylvan Contacts:
Sean Creamer
VP Corporate Finance
(410) 843-8991

Chris Symanoskie
Investor Relations Manager
(410)  843-6394



                 SYLVAN LEARNING SYSTEMS, INC. ANNOUNCES FINAL
                         RESULTS OF SELF-TENDER OFFER

     BALTIMORE,  September 28, 2000 - Sylvan Learning Systems, Inc. (NASDAQ:
SLVN) today announced the final results of its self tender offer, which expired on September 13, 2000.

     Consistent with the preliminary results announced September 14, 2000, Sylvan will purchase 4,552,042 shares of its common stock at 15.00 per share. The 4,552,042 shares being purchased represent approximately 10.9% of the company's 41.9 million shares outstanding on September 13, 2000. The aggregate purchase price being paid will be approximately $68.3 million.

     Douglas L. Becker, Chief Executive Officer, stated "Completion of this most recent self-tender allowed the Company to acquire shares at a price we believe to be attractive, while offering all shareholders the opportunity for greater liquidity. This buyback will provide our continuing shareholders with a greater share in the company's future."

     The Dealer Manager for the tender offer was Credit Suisse First Boston and the information agent was D.F. King & Co., Inc.

About Sylvan Learning Systems

Sylvan Learning Systems, Inc. (www.sylvan.net) is the leading provider of
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educational services to families, schools and industry. The Sylvan Learning
Centers and Education Solutions provide personalized instruction services to K-12 students through direct consumer relationships and under contract to school systems. Sylvan provides courses to adult students throughout the world in the areas of English language, teacher training and accredited university offerings through the Wall Street Institute / ASPECT, Canter and Sylvan International Universities subsidiaries. Sylvan Ventures, Sylvan's new e-learning investment vehicle, focuses on bringing emerging Internet technology solutions to the education and training marketplace. Through its affiliate, Caliber Learning Network, Inc. (NASDAQ: CLBR - news), Sylvan also has the ability to distribute
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world-class adult professional education and training programs.

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